SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SMSA El Paso I Acquisition Corp.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

78457R104

(CUSIP Number)

Pierre Galoppi

5521 Riviera Drive
Coral Gables, FL 33146
(305) 759-9094

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 4

1	name of reporting person i.r.s. identification no. of above person (entities only) PIERRE GALOPPI
2	check the appropriate box if a member of a group* (A) (B)
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization FLORIDA
number of shares beneficially owned by each reporting person with	7	sole voting power 1,500,000 shares
	8	shared voting power
	9	sole dispositive power 1,500,000 shares
	10	shared dispositive power
	11	aggregate amount beneficially owned by each reporting person 1,500,000 shares
	12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 75%
14	type of reporting person* PN

13D	Page 3 of 4

ITEM 1.     SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $.001 par value per share (the “Stock”), of SMSA El Paso I Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5521 Riviera Drive, Coral Gables, FL 33146.

ITEM 2.     IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Pierre Galoppi (collectively, the “Reporting Person”): Mr Galoppi’s principal address is 5521 Riviera Drive, Coral Gables, FL 33146.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable. This filing is being made as a result of the consummation of the transactions set forth in that certain Stock Exchange Agreement by and among the Issuer, the Reporting Persons and Latin America Ventures, Inc., (the “Exchange Agreement”) a copy of which is attached hereto as an exhibit.

ITEM 4.     PURPOSE OF TRANSACTION.

This filing is being made as a result of the effectiveness change in control effected upon the closing of the transaction detailed in the Exchange Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on November 18, 2008, Pierre Galoppi may be deemed to be the beneficial owner of 1,500,000 shares of the Stock, which constitutes approximately 75% of the Outstanding Shares.

Transactions effected in the last 60 days: Not Applicable

13D	Page4of 4

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

     The following shall be filed as exhibits: the Stock Exchange Agreement by and among the Issuer, the Reporting Person and Latin America Ventures, Inc.

DATED:     November 18, 2008

By:	/s/ Pierre Galoppi
Pierre Galoppi